FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February, 2012

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☒         Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                     .

Other Events.

On February 1, 2012, Euro Tech Holdings Company Limited (the “Company”) received a compliance letter (“Compliance Letter”) from the NASDAQ OMX notifying the Company that because the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater from January 18, 2012 to January 31, 2012, the Company has regained compliance with Listing Rule 5550(a)(2).

On February 3, 2012, the Company issued a press release announcing the receipt of the Compliance Letter. A copy of the press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

(d) Exhibits.

99.1 Press Release issued by Euro Tech Holdings Company Limited, dated February 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors

February 3, 2012